Exhibit 99(n)(2)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Carey Credit Income Fund

We have audited the consolidated financial statements of Carey Credit Income Fund as of December 31, 2016 and 2015 and for each of the two years then ended referred to in our report dated March 20, 2017 appearing in the accompanying registration statement on Form N-2. In our opinion, the senior securities table of Carey Credit Income Fund as of December 31, 2016 and 2015 appearing on page 80 of this registration statement on Form N-2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

March 20, 2017